SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON D.C. 20549



                                  SCHEDULE 13D
                                 (RULE 13D-101)


           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
      RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                                (AMENDMENT NO. 2)

                                META GROUP, INC.
                                (Name of Issuer)


                     COMMON STOCK, $0.01 PAR VALUE PER SHARE
                         (Title of Class of Securities)


                                   591002 10 0
                                 (CUSIP Number)


              DALE KUTNICK                       HENRY F. SKELSEY
          C/O META GROUP, INC.          C/O FULTON CAPITAL MANAGEMENT LLC
            208 HARBOR DRIVE                 ONE EAST WEAVER STREET
         STAMFORD, CONNECTICUT                 GREENWICH CT 06831
             (203) 973-6700                      (203) 869-5540

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                 AUGUST 3, 2004
             (Date of Event Which Requires Filing of This Statement)




     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ]

                                  SCHEDULE 13D

---------------------- -------------------------------------------- ------------
CUSIP NO. 591002-10-0                                                Page 2 of 7
---------------------- -------------------------------------------- ------------
--------------------------------------------------------------------------------

  1     NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

        Dale Kutnick
------ -------------------------------------------------------------------------
  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) [X]
                                                                      (b) [ ]
------ -------------------------------------------------------------------------
  3     SEC USE ONLY
------ -------------------------------------------------------------------------
  4     SOURCE OF FUNDS

        PF/OO
------ -------------------------------------------------------------------------
  5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(e)                                                [ ]
------ -------------------------------------------------------------------------
  6     CITIZENSHIP OR PLACE OF ORGANIZATION

        United States of America
--------------------------------------------------------------------------------
  NUMBER OF           7          SOLE VOTING POWER  2,055,390
   SHARES         -----------  -------------------------------------------------
BENEFICIALLY          8          SHARED VOTING POWER  0
  OWNED BY       -----------  --------------------------------------------------
    EACH              9          SOLE DISPOSITIVE POWER  2,055,390
  REPORTING      -----------  --------------------------------------------------
PERSON WITH          10          SHARED DISPOSITIVE POWER  0
--------------------------------------------------------------------------------
  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                 2,055,390
------ -------------------------------------------------------------------------
  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                          [ ]
------ -------------------------------------------------------------------------
  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                 14.6%
------ -------------------------------------------------------------------------
  14    TYPE OF REPORTING PERSON
                                 IN
------ -------------------------------------------------------------------------

                                  SCHEDULE 13D

---------------------- -------------------------------------------- ------------
CUSIP NO. 591002-10-0                                                Page 3 of 7
---------------------- -------------------------------------------- ------------
--------------------------------------------------------------------------------

  1     NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

        Henry F. Skelsey
------ -------------------------------------------------------------------------
  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) [X]
                                                                      (b) [ ]
------ -------------------------------------------------------------------------
  3     SEC USE ONLY
------ -------------------------------------------------------------------------
  4     SOURCE OF FUNDS

        PF
------ -------------------------------------------------------------------------
  5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(e)                                                [ ]
------ -------------------------------------------------------------------------
  6     CITIZENSHIP OR PLACE OF ORGANIZATION

        United States of America
--------------------------------------------------------------------------------
  NUMBER OF           7          SOLE VOTING POWER  28,000
   SHARES         -----------  -------------------------------------------------
BENEFICIALLY          8          SHARED VOTING POWER  0
  OWNED BY       -----------  --------------------------------------------------
    EACH              9          SOLE DISPOSITIVE POWER  28,000
  REPORTING      -----------  --------------------------------------------------
PERSON WITH          10          SHARED DISPOSITIVE POWER  0
--------------------------------------------------------------------------------
  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                 28,000
------ -------------------------------------------------------------------------
  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                          [ ]
------ -------------------------------------------------------------------------
  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                 0.2%
------ -------------------------------------------------------------------------
  14    TYPE OF REPORTING PERSON
                                 IN
------ -------------------------------------------------------------------------



                                  SCHEDULE 13D


ITEM 1. SECURITY AND ISSUER:

     This statement relates to shares of common stock, $0.01 par value per share (the "Common Stock"), of META Group, Inc., a Delaware corporation (the "Corporation").

     The principal executive offices of the Corporation are located at 208 Harbor Drive, Stamford, Connecticut 06912-0061.

ITEM 2. IDENTITY AND BACKGROUND:

     (a) This statement is being filed by Dale Kutnick and Henry F. Skelsey (collectively, the "Reporting Persons").

     (b) The business address of Dale Kutnick is c/o META Group, Inc., 208 Harbor Drive, Stamford, Connecticut 06912-0061. The principal business address of Henry Skelsey is c/o Fulton Capital Management LLC, One East Weaver Street, Greenwich, Connecticut 06831.

     (c) Dale Kutnick is the Corporation's Chairman of the Board of Directors. He conducts his duties at the principal executive offices of the Corporation at 208 Harbor Drive, Stamford, Connecticut 06912-0061. The principal occupation of Henry Skelsey is to make investments for his own account. Henry Skelsey conducts his investment activities principally through Fulton Capital Management LLC of which he is the sole member and manager. Fulton Capital Management LLC is located at One East Weaver Street, Greenwich, Connecticut 06831.

     (d) Neither of the Reporting Persons has been convicted, during the last five years, in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) Neither of the Reporting Persons has been, during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

     (f) Dale Kutnick and Henry F. Skelsey are citizens of the United States of America.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION:

     Since his filing of the initial Schedule 13D with the Securities and Exchange Commission on June 25, 2001 (the "Initial Schedule 13D"), Dale Kutnick has purchased the Common Stock with his personal funds. The information set forth under Item 3 of the Initial Schedule 13D is incorporated herein by reference.

     Henry Skelsey acquired his 28,000 shares of Common Stock in a number of stock exchange transactions for a total consideration of approximately $72,000 in cash paid from his personal funds.

     The source of funds for the proposed acquisition of all the outstanding Common Stock by the Reporting Persons has not yet been determined.

ITEM 4. PURPOSE OF TRANSACTION:

     Henry Skelsey and Dale Kutnick are forming Pangea Management LLC, a Delaware limited liability company ("PANGEA"), as a member managed limited liability company owned fifty percent by each of Dale Kutnick and Henry Skelsey.

     PANGEA will explore acquiring 100% of the outstanding Common Stock by means of a merger of PANGEA or one of its subsidiaries with the Corporation, a tender offer or other corporate transaction. The amount and type of consideration proposed to be paid by PANGEA to holders of the Common Stock has not yet determined. After the going private transaction, the board of directors of the Corporation would be replaced by Messrs. Kutnick and Skelsey, and the Common Stock would be de-listed from The Nasdaq Stock Market and would cease to be registered under the Securities Exchange Act of 1934. PANGEA is not obligated to proceed with a transaction and there is no agreement between PANGEA and the Corporation. No assurance can be given that PANGEA will proceed with a transaction involving the Corporation or the Common Stock.

     Except as set forth in this Item 4, none of the Reporting Persons currently has any plans or proposals that relate to or would result in any of the actions or transactions described in paragraphs (a) through (j) of the instructions to
Item 4 of Schedule 13D. The Reporting Persons reserve the right from time to time to formulate plans or proposals regarding the merger of PANGEA with the Corporation, or any other transaction to acquire the Common Stock, to the extent deemed advisable by the Reporting Persons.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER:

     (a) As of August 3, 2004, the Reporting Persons may be deemed to beneficially own in the aggregate 2,083,390 shares of Common Stock (which includes 267,025 shares of Common Stock issuable to Dale Kutnick pursuant to stock options, 183,200 shares held in Mr. Kutnick's individual retirement account and 17,100 shares held in custodial accounts for Mr. Kutnick's children). As such, the Reporting Persons beneficially own 14.8% of the outstanding Common Stock, based on 13,797,870 shares of outstanding Common Stock as of May 10, 2004, as disclosed in the Corporation's Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2004. As to the 17,100 shares held in custodial accounts, Mr. Kutnick may be deemed the beneficial owner of 6,200 shares as custodian for Kyja Kutnick, Mr. Kutnick's daughter, 4,700 shares as custodian for Toren G. Kutnick, Mr. Kutnick's son, and 6,200 shares as custodian for Varyk G. Kutnick, Mr. Kutnick's son. Mr. Kutnick disclaims beneficial ownership of all custodial shares, except to the extent of his pecuniary interest therein. Accordingly, the Reporting Persons may be deemed to have direct beneficial ownership of shares of Common Stock as follows:

     NAME                       NUMBER OF SHARES               PERCENTAGE
     ----                       ----------------               ----------
     Dale Kutnick                  2,055,390                       14.6%
     Henry Skelsey                    28,000                        0.2%

              Total                2,083,390                       14.8%


     (b) Dale Kutnick has sole voting power and sole dispositive power over 2,055,390 shares of Common Stock. Henry Skelsey has sole voting and sole dispositive power over 28,000 shares of Common Stock.

     (c) Neither Henry Skelsey nor Dale Kutnick has effected any transactions in the Common Stock during the past 60 days.

     (d) No person other than the Reporting Persons has any right to receive or the power to direct the receipt of dividends from, or the proceeds of the sale of, any of the Common Stock beneficially owned by the Reporting Persons.

     (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER:

     Dale Kutnick and Henry Skelsey have entered into a letter agreement dated August 3, 2004 (the "Letter Agreement") pursuant to which they have agreed:

          o    To organize PANGEA to acquire the Common Stock;

          o    To allocate the liability to pay the expenses incurred by PANGEA;
               and

          o To the amount of an investment banking fee to be paid by Dale Kutnick to Henry Skelsey should PANGEA fail to acquire the Common Stock due to acquisition of the Common Stock by a third party.

     The discussions herein of the Letter Agreement are subject to and qualified in their entirety by reference to its complete text as set forth in the attached
Exhibit 2 which is incorporated herein by reference.

     Other than the Letter Agreement and the Joint Filing Agreement between the Reporting Persons attached as Exhibit 1 hereto, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons or between such persons and any other person with respect to any securities of the Corporation, including but not limited to transfer or voting of any such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS:


Exhibit 1 Joint Filing Agreement , dated August 3, 2004, between Dale Kutnick and Henry Skelsey pursuant to Rule 13d-1(k)(l)(iii)

Exhibit 2 Letter Agreement, dated August 3, 2004 between Dale Kutnick and Henry Skelsey

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: August 3, 2004
                                           /s/ Dale Kutnick
                                           -------------------------------
                                               Dale Kutnick


                                           /s/ Henry F. Skelsey
                                           -------------------------------
                                               Henry F. Skelsey